

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 31, 2009

Mr. Song Jinan
Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

> **Re:** **China-Biotics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 10, 2009**
> **File No. 333-160519**

Dear Mr. Jinan:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1.   We note that you filed a current report on Form 8-K on October 7, 2008 reporting that your board of directors amended your by-laws on September 22, 2008. It appears that such amendments should have been reported pursuant to Item 5.03 of Form 8-K by September 26, 2008. As a result, it appears that you are not eligible to use Form S-3 at this time. See Form S-3 General Instruction I.A.3(b). Please amend your registration statement on a form for which you qualify, or advise us how you are eligible to use Form S-3.

Incorporation of Certain Documents by Reference, page 25

2.   Please revise your filing to incorporate by reference the annual report on Form 10-K for the fiscal year ended March 31, 2009. For further guidance in this regard, please see Securities Act Forms Compliance and Disclosure Interpretation Question 123.05. In addition, please make conforming changes to your disclosure under "Experts" at page 25.

Exhibit 5.1

3.   Please file the opinion of counsel as to the legality of the securities covered by your registration statement.

Exhibit 23.1

4.   Please obtain and file an updated consent of your independent registered public accounting firm regarding its report relating to your financial statements included in your annual report on Form 10-K for the fiscal year ended March 31, 2009.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Lucas
       L. Nicholson

       <u>via facsimile</u>

       Rumei Mistry, Esq.
       (206) 370-6469